SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 13, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 13, 2006.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref.: Transportadora de Gas del Sur S.A.

Dear Sirs,

The purpose hereof is to inform you about the changes in Transportadora de Gas del Sur’s Board of Directors.

Attached hereto is the translation of the notice submitted to Bolsa de Comercio de Buenos Aires in connection with said changes.

Cordially,

Adrián Hubert

Attorney in fact

January 13, 2006.

Messrs

Buenos Aires Stock Exchange

Ref.: Transportadora de Gas del Sur S.A.

Dear Sirs,

We address you in connection with Transportadora de Gas del Sur S.A. Board of Directors’ meeting held on January 12, 2006, in order to inform you that in said meeting the Board accepted the resignation handed over by Rafael J. G. Fernández Morandé to the position of President and by Cesar Dias Ramos to the position of Regular Director.

In said meeting, Jorge Casagrande was appointed President, and Esteban Diez Peña and Luis Sas, both former Alternate Directors, were included as Regular Directors.

Cordially,

Adrián Hubert

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Juan Martín Encina
	Name:	Juan Martín Encina
	Title:	Senior Legal Counsel